Exhibit 99.15

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Metal Storm Chosen for Canadian Small Arms
Replacement Program
Brisbane, Australia — 20 July 2011: Metal Storm Limited.
On 1st July Metal Storm Limited advised the market that Defence Canada had published material that identified Metal Storm Technology as a key component of the Canadian Small Arms Replacement Program.
The Company is pleased to announce that Metal Storm Inc. (MSI) has received formal confirmation of its published statements.
Mr Paul Harris, Scientific Authority for the Soldier Integrated Precision Effects System (SIPES) Program for Defence Canada has provided MSI with the following Statement:
“To Whom It May Concern:
I am pleased to hereby confirm that the statement made public through my presentation during the NDIA International Infantry & Joint Services Small Arms Symposium that the integration of Metal Storm technology into all options of the secondary effects module (shotgun, programmable ammunitions of different calibres) has been formally included in the SIPES (Soldier Integrated Precision Effects System) Technology Demonstration Project plan. This is evidenced by the active participation by Metal Storm Inc. in the most recent SIPES Focus Group Review hosted in Canada, July 13-15.”
The Company is very pleased that Metal Storm Technology will be playing such a critically important role in every option being considered for the replacement soldier combat weapon for the Canadian Defence Force.
A copy of the letter received by MSI from Defence Canada has been appended to this release.

Metal Storm Limited
ACN 064 270 000
19 July 2011
Metal Storm, Inc
4350 Fairfax Drive
Suite 810
Arlington, VA 22203
USA
To Whom It May Concern:
I am pleased to hereby confirm the statement made public through my presentation during the NDIA International Infantry & Joint Services Small Arms Symposium that the integration of Metal Storm technology into all options of the secondary effects module (shotgun, programmable ammunitions of different calibers) has been formally included in the SIPES (Soldier Integrated Precision Effects System) Technology Demonstration Project plan. This is evidenced by the active participation by Metal Storm, Inc. including their participation in the most recent SIPES Focus Group Review hosted in Canada, July 13-15.
Paul Harris
Scientific Authority, SIPES

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.